Tradeweb Direct LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash	$ 20,201,268
Usage fees receivable, net	10,088,870
Receivable from clearing broker	200,000
Receivable from affiliates	245,237
Other assets	249,224
Property and equipment, net	84,023
Total assets	$ 31,068,622
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued liabilities	$ 1,494,569
Payable to affiliates	2,255,551
Total liabilities	3,750,120
Member's capital	27,318,502
Total liabilities and member's capital	$ 31,068,622

The accompanying notes are an integral part of this financial statement.